SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 12, 2002

Banco Bilbao Vizcaya Argentaria, S.A.
(Exact name of registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of Incorporation)

Plaza de San Nicolás 4
48005 Bilbao Spain
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ☐	No ☒

(If “Yes” is marked, indicate below
the file number assigned to the registrant in
connection with Rule 12g3-2(b):)     N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
2.	Communication of Significant Event, dated December 12, 2002, regarding sale of Acerinox S.A. shares by BBVA subsidiary

“BBVA, S.A.”, pursuant to the provisions of section 82 of the Securities Market Act, hereby announces the following

SIGNIFICANT EVENT

CORPORACION INDUSTRIAL Y DE SERVICIOS S.L., a subsidiary of BANCO BILBAO VIZCAYA ARGENTARIA S.A. has struck a bargain for the sale of 3,290,000 shares of ACERINOX S.A., which represent 5% of the capital stock of said company, with GOLDMAN SACHS INTERNATIONAL and BBVA BOLSA, to place the shares with institutional investors. The selling price is €37.60 per share.

December 12th 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 12, 2002	By:	/S/ MIREN JOSUNE BASABE PUNTOX
Name: Miren Josune Basabe Puntox Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.